Exhibit 99.1

NOMINATION, STANDSTILL AND VOTING AGREEMENT

This Nomination, Standstill and Voting Agreement (this “Agreement”), dated as of August 15, 2016 (the “Effective Date”), is made by and among the persons and entities listed on Schedule A hereto (collectively, the “Iroquois Group,” and individually a “member” of the Iroquois Group) and WPCS International Incorporated (the “Company”).

WHEREAS, Iroquois Master Fund Ltd. notified the Company, by letter dated July 29, 2016, of its nomination of Joshua Silverman for election to the Board of Directors (the “Board”) of the Company at the 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”), to which Mr. Silverman consented;

WHEREAS, the Board, pursuant to its authority under the Company’s Amended and Restated Bylaws, has adopted a resolution increasing the size of the Board from 4 directors to 5 directors, resulting in a vacancy on the Board; and

WHEREAS, the Board deems it to be in the best interests of the Company to appoint Joshua Silverman to the Board to fill the vacancy and include him in its slate of nominees for election as directors of the Company at the 2016 Annual Meeting, subject to the terms and conditions contained herein.

NOW, THEREFORE, in consideration of and reliance upon the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the parties hereto agree as follows:

1.	Company Board and Nomination.

(a)           The Company will add Joshua Silverman to the Board as of the Effective Date by appointing him to fill the current vacancy on the Board.

(b)           The Company will include Joshua Silverman in its slate of nominees for election as directors of the Company at the 2016 Annual Meeting.

(c)           As a condition of Joshua Silverman’s appointment to the Board and any subsequent nomination for election as a director of the Company, the Iroquois Group agrees to provide to the Company information required to be or customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence, and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by the Company from time to time with respect to the Iroquois Group.

2.	Standstill.

(a)           The Iroquois Group will not (A) nominate or recommend for nomination any person for election at the 2016 Annual Meeting, directly or indirectly, (B) submit any proposal for consideration at, or bring any other business before, the 2016 Annual Meeting, directly or indirectly, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to the 2016 Annual Meeting, directly or indirectly. The Iroquois Group shall not publicly or privately encourage or support any other stockholder to take any of the actions described herein.

(b)           The Iroquois Group agrees that, from the Effective Date of the Agreement until the date that Mr. Silverman is no longer serving as a member of the Company’s Board, neither it nor any of its affiliates or associates will, and it will cause each of its affiliates and associates not to, directly or indirectly, in any manner:

(i) engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of proxies or consents, in each case, with respect to securities of the Company;

(ii) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the common stock of the Company, par value $0.0001 per share (the “Common Stock”); provided, however, that nothing shall limit the ability of an affiliate of the Iroquois Group to join the “group” following the execution of this Agreement, so long as any such affiliate agrees to be bound by these standstill provisions;

(iii) deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than any such voting trust, arrangement or agreement solely among the members of the Iroquois Group and otherwise in accordance with this Agreement;

(iv) seek or encourage any person to submit nominations in furtherance of a “contested solicitation” for the election or removal of directors with respect to the Company or seek, encourage or take any other action with respect to the election or removal of any directors;

(v) seek, alone or in concert with others, representation on the Board; or

(vi)  seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders.

3.	Voting Agreement.

(a)           The Iroquois Group agrees that it will appear in person or by proxy at the 2016 Annual Meeting and vote all shares of Common Stock beneficially owned by the Iroquois Group at the 2016 Annual Meeting (A) in favor of the Company’s nominees, and (B) in accordance with the Board’s recommendation with respect to any Company proposal or stockholder proposal presented at the 2016 Annual Meeting; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any Company proposal or stockholder proposal presented at the 2016 Annual Meeting (other than proposals relating to the election of directors), the Iroquois Group shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation.

4.	Representations and Warranties of the Company.

(a)           The Company represents and warrants as follows:

(i) The Company has the power and authority to execute, deliver, and carry out the terms and provisions of this Agreement and to perform its obligations hereunder; and

(ii) This Agreement has been duly and validly authorized, executed, and delivered by the Company and (assuming due execution and delivery by the other parties) constitutes a valid and binding obligation, enforceable against the Company by its terms.

5.	Representations and Warranties of the Iroquois Group.

(a)           The Iroquois Group, jointly and severally, represent and warrant as follows:

(i) The Iroquois Group has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to perform its obligations hereunder; and

(ii) This Agreement has been duly authorized, executed and delivered by the Iroquois Group and (assuming due execution and delivery by the other parties) constitutes a valid and binding obligation, enforceable against the Iroquois Group by its terms.

6.	Remedies; Forum and Governing Law.

The parties hereto recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to at law or equity, the other party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Supreme Court of the State of New York, New York County or the United States District Court for the Southern District of New York. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense that there is an adequate remedy at law. Furthermore, each of the parties hereto (A) consents to submit itself to the personal jurisdiction of the Supreme Court of the State of New York, New York County or the United States District Court for the Southern District of New York in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (B) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (C) agrees that it shall not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Supreme Court of the State of New York, New York County or the United States District Court for the Southern District of New York, and each of the parties irrevocably waives the right to trial by jury, (D) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (E) irrevocably consents to service of process by a reputable overnight mail delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY IN SUCH STATE.

7.	No Waiver.

Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

8.	Entire Agreement.

This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein.

9.	Notices.

All notices, consents, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (A) given by facsimile, when such facsimile is transmitted to the facsimile number set forth below and the appropriate confirmation is received or (B) if given by any other means, when actually received during the normal business hours at the address specified in this subsection; provided that a party may change its address for receiving notice by the proper giving of notice hereunder. The addresses for such communications shall be:

If to the Company:

WPCS International Incorporated
521 Railroad Avenue
Suisun City, CA 94585
Attention: Corporate Secretary
Facsimile No.: (707) 421-1359

With a copy to (which shall not constitute notice)

K&L Gates LLP
599 Lexington Avenue
New York, NY 10022
Attention: Robert S. Matlin, Esq.
Facsimile No.: (212) 536-3901

If to the Iroquois Group, or a member thereof:

c/o Iroquois Capital Management, LLC
205 East 42nd Street
20th Floor
New York, NY 10017
Attention: Richard Abbe
   Kimberly Page
                  Joshua Silverman

With a copy to (which shall not constitute notice):

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Andrew M. Freedman, Esq.
Facsimile No.: (212) 451-2222

10.	Severability.

If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

11.	Counterparts.

This Agreement may be executed in two or more counterparts (including by facsimile or PDF) which together shall constitute a single agreement.

12.	Successors and Assigns.

This Agreement and the rights hereunder shall not be assignable or assigned, directly or indirectly, by operation of law or otherwise, by any of the parties to this Agreement.

13.	No Third Party Beneficiaries.

This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

14.	Fees and Expenses.

Neither the Company, on the one hand, nor the Iroquois Group, on the other hand, will be responsible for any fees or expenses of the other in connection with this Agreement.

15.	Interpretation and Construction.

Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has executed this Nomination, Standstill and Voting Agreement or caused the same to be executed by its duly authorized representative as of the date first written above.

WPCS INTERNATIONAL INCORPORATED		MR. RICHARD ABBE

By:	/s/ Sebastian Giordano	By:	/s/ Richard Abbe
Name: Sebastian Giordano			Richard Abbe
Title: Chief Executive Officer

IROQUOIS MASTER FUND LTD.		MS. KIMBERLY PAGE

By:	/s/ Richard Abbe	By:	/s/ Kimberly Page
Name: Richard Abbe			Kimberly Page
Title: Director

IROQUOIS CAPITAL MANAGEMENT, LLC		MR. JOSHUA SILVERMAN

By:	/s/ Richard Abbe	By:	/s/ Joshua Silverman
Name: Richard Abbe			Joshua Silverman
Title: President

IROQUOIS CAPITAL INVESTMENT GROUP LLC

By:	/s/ Richard Abbe
Name: Richard Abbe
Title: Managing Member

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kimberly Page
Name: Kimberly Page
Title: Manager

[Signature Page to the Nomination, Standstill and Voting Agreement]

Schedule A

Iroquois Master Fund Ltd.

Iroquois Capital Management, LLC

Iroquois Capital Investment Group LLC

American Capital Management, LLC

Richard Abbe

Kimberly Page

Joshua Silverman

[Schedule A to the Nomination, Standstill and Voting Agreement]